SCHEDULE 13G

Amendment No. 2
Town & Country Corporation
common stock
Cusip # 892027103
Filing Fee: No


Cusip # 892027103
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	5,422
Item 6:	None
Item 7:	1,505,770
Item 8:	None
Item 9:	1,505,770
Item 11:	6.77%
Item 12:	HC




Cusip # 892027103
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,505,770
Item 8:	None
Item 9:	1,505,770
Item 11:	6.77%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Town & Country Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		25 Union Street
		Chelsea, MA  02150

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		892027103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,505,770

	(b)	Percent of Class:
	6.77%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	5,422

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,505,770

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Town & Country Corporation. The interest of one person, Fidelity Capital & Income Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Town & Country Corporation, amounted to 1,268,152 shares or 5.70% of the total outstanding common stock at December 31, 1994. The number of shares of common stock of Town & Country Corporation owned by the investment companies at December 31, 1994 included 1,268,152 shares of common stock resulting from the assumed conversion of 634,076 shares of the Convertible Preferred Stock (2 shares of common stock for each share of the Convertible Preferred
Stock).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of Town & Country Corporation at December
31, 1994 is true, complete and correct.



	January 9, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,500,348 shares or 6.74% of the common stock outstanding of Town & Country Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Town & Country Corporation owned by the investment companies at December 31, 1994 included 1,500,348 shares of common stock resulting from the assumed conversion of 750,174 shares of the Convertible Preferred Stock (2 shares of common stock for each share of the Convertible Preferred Stock).

		The ownership of one investment company, Fidelity Capital & Income Fund, amounted to 1,268,152 shares or 5.70% of the common stock outstanding.
Fidelity Capital & Income Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.  The number of shares of common stock of Town & Country Corporation owned by the investment companies at December 31, 1994 included 1,268,152 shares of common stock resulting from the assumed conversion of 634,076 shares of the Convertible Preferred Stock (2 shares of common stock for each share of the Convertible Preferred Stock).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,500,348 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 5,422 shares or 0.02% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Town & Country Corporation owned by the institutional account(s) at December 31, 1994 included 5,422 shares of common stock resulting from the assumed conversion of 2,711 shares of the Convertible Preferred Stock described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 5,422 shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 9, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Town & Country Corporation at December 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Capital & Income Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary